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                                 EXHIBIT 11.1


              Ocean Optique Distributors, Inc. and Subsidiaries
                      COMPUTATION OF EARNINGS PER SHARE


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
                                                           For the                      For the
                                                         Year Ended                   Year Ended
                                                        June 30, 1995                June 30, 1994
                                                        -------------                -------------
Loss Per Share:
  Net loss applicable to common stockholders........    $ (735,049)                  $ (159,960)

Shares:
  Weighted average number of common
   shares outstanding...............................     1,619,602                    1,330,716

Net loss per share of common stock..................    $    (0.48)                  $    (0.12)


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